Exhibit 99.2

Ohio Condensate Company, L.L.C.

Financial Statements for the year ended December 31, 2016 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Ohio Condensate Company, L.L.C.

In our opinion, the accompanying balance sheet as of December 31, 2016 and the related statements of operations, of changes in members’ equity, and of cash flows for the year then ended present fairly, in all material respects, the financial position of Ohio Condensate Company, L.L.C. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado
February 24, 2017

Ohio Condensate Company, L.L.C.

Balance Sheet

($ in thousands)

December 31, 2016
ASSETS
Current assets:
Cash	$72
Trade receivables	194
Other receivables	34
Affiliate receivables	1,475
Other current assets	236
Total current assets	2,011

Property, plant and equipment, net	30,512
Total assets	$32,523

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$552
Affiliate payables	327
Deferred revenue	191
Accrued liabilities	284
Current portion of capital lease obligations	1,765
Total current liabilities	3,119

Capital lease obligations	12,381
Other long-term liabilities	1,009
Total liabilities	16,509

Commitments and contingencies (see Note 8)

Members’ equity	16,014
Total liabilities and members’ equity	$32,523

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Statement of Operations

($ in thousands)

Year ended
December 31, 2016

Revenue	$14,584

Operating expenses:
Impairment expense (see Note 2)	95,026
Facility expenses	9,415
Selling, general and administrative expenses	1,865
Depreciation	3,458
Total operating expenses	109,764

Loss from operations	(95,180)

Interest expense	628
Miscellaneous income	(151)

Loss before provision for income tax	(95,657)

Benefit for deferred income tax expense	(110)

Net loss	$(95,547)

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Statement of Changes in Members’ Equity

($ in thousands)

	MarkWest Utica EMG Condensate, L.L.C.	Summit Midstream Partners, LP	Total

Balance at December 31, 2015	$68,383	$47,026	$115,409

Contributions from members	210	140	350

Distributions to members	(2,519)	(1,679)	(4,198)

Net loss	(57,328)	(38,219)	(95,547)

Balance at December 31, 2016	$8,746	$7,268	$16,014

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Statement of Cash Flows

($ in thousands)

Year ended
December 31, 2016
Cash flows from operating activities:
Net loss	$(95,547)
Adjustments to reconcile net loss to net cash provided by operating activities:
Impairment expense	95,026
Depreciation	3,458
Amortization of deferred contract costs	29
Deferred revenue	(1,190)
Benefit for deferred income taxes	(110)

Changes in operating assets and liabilities:
Trade receivables	2,662
Affiliate receivables	437
Other current assets	583
Affiliate payables	(241)
Accounts payable	(180)
Accrued liabilities	12
Other long-term liabilities	672
Net cash provided by operating activities	5,611

Cash flows from investing activities:
Capital expenditures	(774)
Proceeds from sale of property, plant and equipment	16
Net cash used in investing activities	(758)

Cash flows from financing activities:
Payment of capital lease obligations	(1,599)
Contributions from members	350
Distributions to members	(4,198)
Net cash used in financing activities	(5,447)

Net decrease in cash	(594)
Cash at beginning of year	666
Cash at end of year	$72

Supplemental disclosure of cash flow information:
Cash paid for interest	$628
Supplemental schedule of non-cash investing and financing activities:
Decrease in accrued property, plant and equipment	$(866)
Decrease in affiliate payables for purchases of property, plant and equipment	(4)
Decrease in affiliate receivables for property, plant and equipment	11
Assets acquired through capital lease obligations	2,565

The accompanying notes are an integral part of these financial statements.

Ohio Condensate Company, L.L.C.

Notes to Financial Statements

($ in thousands, unless otherwise indicated)

1. Organization and Business

Effective December 19, 2013, MarkWest Utica EMG Condensate, L.L.C. (“MarkWest Utica Condensate”), a partially owned subsidiary of MarkWest Liberty Midstream & Resources, L.L.C. (“MarkWest Liberty”), which is a wholly-owned subsidiary of MarkWest Energy Partners, L.P. (“MarkWest”), entered into the Limited Liability Company Agreement (the “Original LLC Agreement”) with Blackhawk Midstream LLC (“Blackhawk”) (together the “Members”), in order to form Ohio Condensate Company, L.L.C. (the “Company” or “Ohio Condensate”). The Company was formed for the purpose of gathering (by pipeline), stabilizing, terminalling, transportation and storage of wellhead condensate within certain defined areas in the state of Ohio. Operations commenced in February 2015. Under the terms of the Original LLC Agreement, MarkWest Utica Condensate and Blackhawk each made initial nominal contributions to the Company in exchange for a 99% and 1% ownership interest, respectively. All operational and administrative services are provided through contractual arrangements with affiliates of MarkWest. See Note 3 for more information regarding affiliate transactions.

After the initial nominal contributions in 2013, MarkWest Utica Condensate was obligated to contribute all of the capital required by the Company. MarkWest Utica Condensate’s and Blackhawk’s membership interests were adjusted to equal their respective share of the capital contributed. Therefore, as of December 31, 2013, MarkWest Utica Condensate owned more than a 99% interest and Blackhawk owned less than a 1% interest. Blackhawk also had an option to acquire a 40% equity interest in Ohio Condensate (the “Ohio Condensate Option”). See Note 2, Deferred Contract Costs, for further discussion. In January 2014, Blackhawk sold its interest in the Company and the Ohio Condensate Option to Summit Midstream Partners, LLC (“Summit”). Effective June 1, 2014 (“Summit Investment Date”), Summit exercised the Ohio Condensate Option and increased its equity ownership from less than 1% to 40% through a net cash investment of approximately $8.6 million.

In August 2014, MarkWest Utica Condensate and Summit entered into the Second Amended and Restated Limited Liability Company Agreement of Ohio Condensate Company, L.L.C. (“the Amended LLC Agreement”) which replaced the Original LLC Agreement. In accordance with the Amended LLC Agreement, MarkWest Utica Condensate is required to fund, as needed, all capital required by the Company. Summit has the right, but not the obligation, to make additional capital contributions subject to certain limitations. If Summit elects to contribute capital in response to a particular capital call then the aggregate amount of capital that MarkWest Utica Condensate is required to contribute pursuant to such capital call will be decreased, dollar for dollar, by the amount of capital that Summit elects to contribute. If either member fails to contribute any capital to the Company that is committed to be contributed such member will be considered in default but will remain fully obligated to contribute such capital to the Company. The Company will be entitled to pursue all remedies available at law or in equity against the defaulting member.

In December 2015, MarkWest Utica Condensate became a wholly-owned subsidiary of MarkWest Liberty. The purchase of the partner’s interest coincided with MarkWest’s merger with MPLX LP, a wholly-owned subsidiary of Marathon Petroleum Company (“Marathon”).

Effective March 3, 2016, Summit contributed substantially all of its limited partner interest in the Company to Summit Midstream Partners, LP (“SMLP”). Summit and SMLP are under common control and this contribution did not change their overall ownership in the Company; therefore, activity is presented combined on the accompanying Statement of Changes in Members’ Equity. Through December 31, 2016, SMLP elected to contribute 40% of all capital calls and in total MarkWest Utica Condensate has contributed $82.6 million and SMLP has contributed $55.0 million to the Company.

The business and affairs of the Company are overseen by a board of managers, currently consisting of three managers designated by MarkWest Utica Condensate and two managers designated by SMLP. The composition of the board of managers could change in accordance with changes in investment balances. The board of managers has delegated to MarkWest Utica Condensate the authority to manage the day-to-day operations of the Company, subject to certain approval rights retained by the board. Pursuant to a services agreement between the Company and MarkWest Utica Condensate, an affiliate of MarkWest Utica Condensate will provide all employees and services necessary for the daily operations and management of the Company’s business. The Company is required to distribute all available cash to the Members, as determined in accordance with the Amended LLC Agreement, within 45 days of the end of each calendar month.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Estimates affect, among other items, evaluating impairments of long-lived assets; establishing estimated useful lives for long-lived assets; estimating expense accruals and capital expenditures; establishing inputs when determining fair value of options; evaluating forecasts when determining income tax valuation allowances; and determining liabilities, if any, for environmental and legal contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, secured deposits and investments in highly liquid debt instruments with initial maturities of three months or less. The Company had no cash equivalents at December 31, 2016.

Trade Receivables

Trade receivables primarily consist of customer accounts receivable, which are recorded at the invoiced amount and  generally do not bear interest. Past-due balances over 90 days and other higher risk amounts are reviewed individually for collectability. Balances that remain outstanding after reasonable collection efforts have been unsuccessful are written off through a charge to the valuation allowance and a credit to accounts receivable. Management reviews the allowance quarterly. The Company did not record a valuation allowance at December 31, 2016

Property, Plant and Equipment

Property, plant and equipment consists primarily of condensate stabilization facilities, other pipeline assets, truck and railcar loading equipment and related facilities that are recorded at cost. Expenditures that extend the useful lives of assets are capitalized. Repairs, maintenance and renewals that do not extend the useful lives of assets are expensed as incurred. Depreciation is provided on a straight-line method over a period of 20 to 30 years, with the exception of miscellaneous equipment and vehicles, which are depreciated over a period of 3 to 20 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

When items of property and equipment are sold or otherwise disposed of, any gains or losses are reported in the Statement of Operations. Gains on the disposal of property, plant and equipment are recognized when they occur, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale.

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset. Depreciation expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

Impairment of Long-Lived Assets

The Company’s policy is to evaluate whether there has been an impairment in the value of long-lived assets when certain events indicate that the remaining balance may not be recoverable. Qualitative and quantitative information is reviewed in order to determine if a triggering event has occurred or if an impairment indicator exists. If we determine that a triggering event has occurred we would complete a full impairment analysis. If we determine that the carrying value is not recoverable, a loss is recorded for the difference between the fair value and the carrying value of the related asset group. Management considers the volume of producer customers’ reserves and future condensate and natural gas liquids product prices to estimate cash flows. The amount of additional producer customers’ reserves developed by future drilling activity depends, in part, on expected commodity prices. Projections of producer customer reserves, drilling activity and future commodity prices are inherently subjective and contingent upon a number of variable factors, many of which are difficult to forecast. Any significant variance in any of these assumptions or factors could materially affect future cash flows, which could result in the impairment of an asset.

During 2016, forecasts for the Company were reduced to align with updated forecasts for customer requirements. As a result, the Company completed a long-lived asset impairment analysis in accordance with Accounting Standards Codification (“ASC”) Topic 360, Property, Plant and Equipment, to determine the potential long-lived asset impairment charge. The fair value of the long-lived assets was determined based upon applying the discounted cash flow method, which is an income approach, and the guideline public company method, which is a market approach. The discounted cash flow fair value estimate is based on known or knowable information at the interim measurement date. The significant assumptions that were used to develop the estimate of the fair value under the discounted cash flow method include management’s best estimates of the expected future results using a probability weighted average set of cash flow forecasts and a discount rate of 11.2 percent. An increase to the discount rate of 50 basis points would have resulted in an additional charge of $1 million on the Statement of Operations. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As such, the fair value of the Company’s long-lived assets represents a Level 3 measurement. As a result, there can be no assurance that the estimates and assumptions made for purposes of this impairment test will prove to be an accurate prediction of the future. During 2016, impairment charges of approximately $95 million were recorded.

For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value, less the cost to sell, to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is re-determined for each reporting period when related events or circumstances change.

Deferred Contract Costs

Deferred contract costs represent the asset created by the fair value of the Ohio Condensate Option that was recorded as permanent equity. This cost was amortized over the term of the arrangement into Facility expenses on the Statement of Operations until June 30, 2016 when the remaining net balance of $684 was impaired, as discussed in Impairment of Long-Lived Assets above.

Revenue Recognition

The Company generates its revenue by providing condensate stabilization and terminalling services. The Company earns a fee under these arrangements related to the volume of condensate that flows through its facility and is not directly dependent on commodity prices. The Company’s assessment of each of the revenue recognition criteria as they relate to its revenue producing activities are as follows: persuasive evidence of an arrangement exists; delivery; the fee is fixed or determinable and collectability is reasonably assured. It is upon completion of services provided that the Company meets all four criteria and it is at such time that the Company recognizes revenue. Amounts billed in advance of the period in which the revenue recognition criteria are met are recorded as Deferred revenue and Other long-term liabilities in the accompanying Balance Sheet.

Expense Accruals

The Company routinely makes accruals based on estimates for expenses due to the timing of receiving certain third-party information and reconciling the Company’s records with those of third parties. The delayed information from third parties includes, among other things, volumetric charges and other operating expenses. The Company makes accruals to reflect estimates for these items based on its internal records and information from third parties. Estimated accruals are adjusted when actual information is received from third parties and the Company’s internal records have been reconciled.

Income Taxes

The Company is treated as a partnership for tax purposes under the provisions of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for federal income taxes since the Company’s results of operations and related credits and deductions will be passed through and taken into account by its Members in computing their respective tax liabilities. The Company is, however, subject to an income tax at the Cadiz, Ohio jurisdictional level.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of any tax rate change on deferred taxes is recognized as tax expense (benefit) from continuing operations in the period that includes the enactment date of the tax rate change. Realizability of deferred tax assets is assessed and, if not more likely than not, a valuation allowance is recorded to reflect the deferred tax assets at net realizable value as determined by management. All deferred tax balances are classified as long-term in the accompanying Balance Sheet.

Environmental Costs

Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. The Company recognizes remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure. As of December 31, 2016, the Company has recorded $30 for environmental liabilities.

Fair Value of Financial Instruments

Management believes the carrying amounts of financial instruments, including trade receivables, other receivables, affiliate receivables and payables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of these instruments.

Accounting Standards

Recently Adopted

In August 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update requiring management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Management is required to assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year after the issuance of the financial statements. Disclosures are required if conditions give rise to substantial doubt and the type of disclosure is determined based on whether management’s plans will be able to alleviate the substantial doubt. The change was effective for the fiscal period ending after December 15, 2016. The Company adopted this accounting standard update in 2016 and has made the appropriate disclosures in Note 9.

Not Yet Adopted

In February 2016, the FASB issued an accounting standard update requiring lessees to record virtually all leases on their balance sheets. The accounting standard update also requires expanded disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this amended guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The change will be effective on a modified retrospective basis for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on our financial statements and disclosures, capital lease obligations and accounting policies. This evaluation process includes reviewing all forms of leases, performing a completeness assessment over the lease population and analyzing the practical expedients in order to determine the best path to implementation. The Company plans to adopt the standard for the fiscal year ended December 31, 2019.

In May 2014, the FASB issued an initial accounting standard update for revenue recognition for contracts with customers. The guidance in the accounting standard update states that revenue is recognized when a customer obtains control of a good or service. Recognition of the revenue will involve a multiple step approach including identifying the contract, identifying the separate performance obligations, determining the transaction price, allocating the price to the performance obligations and then recognizing the revenue as the obligations are satisfied. Additional disclosures will be required to provide adequate information to understand the nature, amount, timing and uncertainty of reported revenues and revenues expected to be recognized. The change will be effective on a retrospective or modified retrospective basis for fiscal years beginning after December 15, 2018. The Company plans to adopt the standard for fiscal year ended December 31, 2018.

The Company is currently evaluating the impact of the revenue recognition standard on our financial statements, disclosures and accounting policies. This evaluation process includes a phased approach, the first phase of which includes reviewing a sample of our contracts and transaction types. The Company is currently in the process of completing this first phase and evaluating the methods of adoption.

Based on the results of the first phase assessment to date, the Company has reached tentative conclusions and does not believe revenue recognition patterns for our fee-based contracts will change materially. As a result of implementation, the Company does expect certain amounts to be grossed up in revenue related to third-party reimbursements. The Company continues to work through implementation efforts.

3. Affiliate Transactions

The Company has no employees. Operating, maintenance and general and administrative services, including insurance, are provided to the Company under a service agreement with an affiliate of MarkWest. From time to time, the Company may also sell to or purchase from MarkWest affiliates, assets and inventory at the lesser of average unit cost or fair value. The Company also provides condensate stabilization and terminalling services to Marathon, an affiliate as of December 2015. See discussion of merger transaction in Note 1. The Company has incurred the following amounts with affiliates related to the service agreement, asset purchases and sales, and fee based revenue agreements:

Year ended
December 31, 2016
Revenue	$9,113

Facility expenses
Labor and benefits	2,683
Less: amounts capitalized in property, plant and equipment	(19)
Labor and benefits, net	2,664

Selling, general and administrative expenses
General and administrative expenses	1,522
Insurance	71

Deferred revenue related to Marathon	147

Property, plant and equipment sold to affiliates	16
Property, plant and equipment purchased from affiliates	30

At December 31, 2016, the Company had affiliate payables of $327 and affiliate receivables of $1.4 million related to these transactions and the service agreement. During 2016, the Company capitalized $18 related to engineering and construction management services in Property, plant and equipment, net on the accompanying Balance Sheet.

4. Significant Customers and Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade and other current receivables, which are generally unsecured. At December 31, 2016, two customers, each of who accounted for more than 10% of the Company’s trade receivables, accounted for 95% of total Trade receivables in aggregate.

In 2016, one affiliated producer customer accounted for 63% of the Company’s revenue, and one unaffiliated producer customer accounted for 30% of the Company’s revenue.

The Company maintains cash deposits with a major bank, which, from time-to-time, may exceed federally insured limits.

5. Property, Plant and Equipment

Property, plant and equipment with associated accumulated depreciation is shown below:

December 31, 2016

Condensate and stabilization plant and equipment	$26,434
Land	4,161
Construction in progress	612
Property, plant and equipment	31,207
Less: accumulated depreciation	695
Property, plant and equipment, net	$30,512

In conjunction with the acquisition of MarkWest Utica Condensate’s parent by MPLX, LP in December 2015, the Company changed its estimate of the useful lives of certain condensate and stabilization plant assets. The condensate and stabilization plant’s asset depreciation lives that were previously 20 years were increased to 30 years. The Company made these changes to better reflect the estimated periods during which such assets will remain in service. Not inclusive of the impairment charge, this change had the effect of reducing 2016 depreciation expense, decreasing loss from operations and decreasing net loss by approximately $1.4 million, on an annualized basis.

See Note 2 for a discussion of the impairment charge recorded at during the year ended December 31, 2016.

6. Commercial Agreements

Midwest Terminal Agreement

Effective December 1, 2014, the Company executed a Terminal Services Agreement (the “Terminal Agreement”) with Midwest Terminals-Utica LLC (“Midwest”). Under the agreement, the Company engaged Midwest to construct and operate a condensate terminal (the “Terminal”) adjacent to the Company’s condensate stabilization facility (the “Facility”). The Terminal includes holding tanks, a truck loadout facility, a rail loadout facility, and pipelines necessary for the operation of the Terminal. The Terminal Agreement continues for an initial term of 15 years and will automatically renew for successive 5-year terms, unless either party elects not to renew by 12-month advance notice.

Midwest obtained a loan to finance the construction of the Terminal (the “Terminal Loan”). The Terminal Loan is payable within 10 years and allows the Company to settle any default on the Terminal Loan on behalf of Midwest, and further permits the Company to enter the Terminal property and assume its operations upon termination of the Terminal Agreement. In conjunction with the Terminal Loan, Midwest executed an interest rate swap (the “Interest Swap”) to fix a portion of the interest paid on the Terminal Loan. Ohio Condensate agreed to reimburse Midwest for Midwest’s expected costs incurred to build out the Terminal (the “Capital Recovery Fee”). The Capital Recovery Fee is paid monthly over 10 years and initially could not exceed a total cost of $13.5 million. Midwest will maintain ownership of the Terminal. The Terminal Agreement is classified as a Capital lease obligations on the accompanying Balance Sheet.

In August 2015, the Company and Midwest entered into Amendment No. 2 to Terminal Services Agreement (“the Second Amendment”). Under the Second Amendment, the Company engaged Midwest to enhance the railroad loadout facility to allow dual-use truck and rail functionality for an additional $0.9 million. In addition, the Company increased the Capital Recovery Fee over the remaining term to cover the costs of the railroad loadout modifications.

As of December 31, 2016, the assets necessary for the operation of the Terminal under the capital lease are $2.8 million. The Terminal commenced operations in February 2015 and recorded accumulated amortization of the leased assets of $103 for the year ended December 31, 2016. The change in the cost basis of the assets and accumulated amortization is attributable to the impairment charge discussed in Note 2. Amortization of assets under capital leases is included in depreciation expense.

Ohio Condensate pays Midwest service fees for its operation and maintenance of the Terminal. The service fees are comprised of two components: (1) an operating expense fee dependent on the average daily volume of product delivered to the Terminal; and (2) a “per barrel fee”. Service fees of $3.0 million were incurred during the year ended December 31, 2016 and are included in Facility expenses in the accompanying Statement of Operations.

Beginning in 2015, the Company is required to reimburse Midwest $120 per year for fifteen years, or the life of the lease, for rental fees owed under the ground lease on which the Terminal resides. The Company incurred $120 in 2016, which has been recorded in Facility expenses. Under the terms of the ground lease, which Midwest entered into directly with Harrison County, OH, the Company can settle Midwest’s breaches and allows the Company to operate the Terminal upon satisfaction of certain conditions.

For the benefit of the Facility and the Terminal, the Company constructed and maintains tanks, pumps, and related components at the Facility for fire suppression. The cost of the shared portions of the fire suppression systems were paid equally by both Midwest and the Company. Midwest reimbursed the Company $419 for 50% of the upfront construction and installation costs of the fire suppression system. The reimbursements will be deferred and recognized as income over the term of the Terminal Agreement. Additionally, Midwest will reimburse the Company 50% of the ongoing costs incurred by the Company to operate and maintain the shared system. The Company constructed a fuel pipe that is not part of the fire suppression systems. During 2016 Midwest reimbursed the Company for 100% of the construction costs of $173. The Company has a receivable from Midwest of $34 as of December 31, 2016 related to these agreements which is recorded as Other receivables on the accompany Balance Sheet.

In the event of expiration or any termination of the Terminal Agreement by either Midwest or Ohio Condensate for any reason, Ohio Condensate will have the right, but not the obligation, to immediately enter and take over operations of the Terminal. If Ohio Condensate elects to take over operations of the Terminal, it must obtain Midwest’s release under the Terminal Loan, either by paying off the Terminal Loan and Interest Swap or, with the lender’s consent, assuming or restructuring the Terminal Loan directly with the lender. Following the Company’s pay off or assumption (with the lender’s consent) of the Terminal Loan and Interest Swap and reimbursement of Midwest’s costs incurred in performing services under the Terminal Agreement prior to the termination date, Ohio Condensate will receive title to all equipment, facilities, and other assets comprising the Terminal. Further, Ohio Condensate has the right at any time during the term of the Terminal Loan to satisfy and extinguish its obligation to pay the Capital Recovery Fee by remitting either to Midwest or the Terminal Loan lender the entire amount of principal and interest then outstanding on the Terminal Loan and Interest Swap obligation.

Midwest has been identified as a variable interest entity (“VIE”) because the Company leases the Terminal from Midwest and the lease includes a bargain purchase option. The Company’s involvement with this VIE is limited to the Terminal Agreement. Management has determined that although the above transactions created a variable interest in Midwest, the Company is not the primary beneficiary and, as such, the Company is not required to consolidate the financial statements of Midwest. In determining that it is not the primary beneficiary, the Company considered the fact the Company does not have any voting interest, does not have the power to direct the activities of Midwest that most significantly impact its economic performance and only has the right, but not the obligation, to exercise its option to pay down the Terminal Loan.

The maximum exposure to loss from this variable interest is limited to the amount of our payments at December 31, 2016, as discussed above. The Company’s variable interest in Midwest was $12.0 million at December 31, 2016.

AEP Onsite Partners Agreement

Effective October 28, 2015, the Company executed an Electric Transformation Services Agreement (the “Transformation Agreement”) with AEP Energy, Inc. (“AEP Energy”). During 2015, AEP Energy assigned its interest in the Transformation Agreement to its wholly-owned subsidiary, AEP Onsite Partners, LLC (“AEP”). Under the agreement, the Company engaged AEP to perform transformation services for electric energy received by the Company and to construct and operate a transformer substation and certain related facilities (the “Transformer Substation”) adjacent to the Facility. The Transformation Agreement continues for an initial term of approximately 5.5 years including the construction, service (which may be renewed for successive terms upon agreement of both parties) and removal periods. The service period and operations commenced in March 2016. Prior to that date the Transformer Substation was not in service and no asset or capital lease obligation was recorded.

The Transformation Agreement provides for payments based on transformation capacity to AEP. The fee is paid monthly and cannot exceed a total cost of $2.6 million over the service period. The fee is passed back to the Company’s producers as part of electric reimbursements and is recorded net in Facility Expenses on the accompanying Statement of Operations. AEP will maintain ownership of the Transformer Substation. The Transformation Agreement is classified as a Capital lease obligations on the accompanying Balance Sheet.

As of December 31, 2016, the assets necessary for the operation of the Transformer Substation is $522. The Transformer Substation commenced operations in March 2016 at a cost of $2.6 million and recorded accumulated amortization of the leased assets of $58 for the year ended December 31, 2016. The cost basis of the assets and accumulated amortization was impacted by the impairment charge discussed in Note 2.

The future minimum lease payments required under the Company’s capital leases and the present value of the net minimum lease payments at December 31, 2016 are as follows:

Year ending December 31,
2017	$2,459
2018	2,458
2019	2,457
2020	2,457
2021	1,834
Thereafter	5,331
Total net minimum lease payments	16,996
Less: amounts representing interest	(2,850)
Present value of net minimum lease payments	14,146
Less: Current portion of capital lease obligations	(1,765)
Capital lease obligations	$12,381

7. Income Tax

The deferred tax assets resulting from temporary book-tax differences are comprised of the following:

December 31, 2016
Deferred tax assets:
Net operating loss carryforward	$405
Property, plant and equipment	534
Other	8
Valuation allowance	(947)
Total deferred tax assets	$—

Significant judgment is required in evaluating the Company’s tax positions. During the ordinary course of business, there may be transactions and calculations for which the ultimate tax determination is uncertain. However, the Company did not have any material uncertain tax positions for the year ended December 31, 2016. Additionally, as of December 31, 2016 the Company had deferred tax assets of $405 related to net operating loss carryforwards for local jurisdictional level tax purposes which begin to expire in 2019 and $542 related to other deferred tax assets. The Company believes it is more likely than not that all deferred assets will not be realized in the future. Accordingly, the Company has provided a valuation allowance of $947 on those assets at December 31, 2016. The Company intends to maintain a valuation allowance against all deferred tax assets until it determines that it is more likely than not that the deferred tax assets will be realized.

Activity in the Company’s allowance for deferred tax asset valuation allowance is as follows:

December 31, 2016
Deferred tax asset valuation allowance:
Balance at beginning of period	$149
Charged to costs and expenses	798
Balance at end of period	$947

8. Commitments and Contingencies

Legal

The Company is subject to a variety of risks and disputes, and is a party to various legal proceedings in the normal course of its business. The Company maintains insurance policies with coverage and deductibles that it believes are reasonable and prudent. However, the Company cannot assure that the insurance companies will promptly honor their policy obligations, or that the coverage or levels of insurance will be adequate to protect the Company from all material expenses related to future claims for property loss or business interruption to the Company, or for third-party claims of personal injury and property damage, or that the coverage or levels of insurance it currently has will be available in the future at economical prices. While it is not possible to predict the outcome of the legal actions with certainty, management is of the opinion that appropriate provisions and accruals for potential losses associated with all legal actions have been made in the financial statements and that none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Lease and Other Contractual Obligations

The Company has non-cancellable operating lease agreements for the lease of vehicles expiring at various times through fiscal year 2018. The minimum future payments under these agreements as of December 31, 2016 are $35 and $20 for the years ended December 31, 2017 and 2018, respectively.

Effective June 2014, the Company entered into an agreement with Columbus & Ohio River Rail Road Company (the “CUOH”). Under this agreement, the Company is obligated to ship a minimum of 7,500 loaded rail carloads of stabilized condensate within a three year period beginning on the date that the first rail carload of stabilized condensate is shipped by CUOH from the Terminal (“Volume Commitment”). If the Company does not meet this Volume Commitment then it is contractually obligated to pay liquidated damages to CUOH of $200 per rail carload below the 7,500 minimum. The three year minimum commitment period commenced in July 2015. The Company deems it probable the Volume Commitment will not be met during the three year period. Therefore, the Company has recorded a liability of $672 for this commitment as of December 31, 2016, which is included in the accompanying Balance Sheet as Other long-term liabilities.

9. Liquidity

The Company experienced a net loss of $95.5 million which, as described in Note 2, included a $95.0 million impairment write-down of property, plant and equipment due to the expected downturn in market conditions over the remaining life of the assets. Additionally, the Company expects to incur a net operating loss and net cash outflow from operations in 2017. In order to fund the Company’s operations for the next twelve months, management has implemented a variety of cost control measures and has obtained commitments from its Members to provide any required financial support through February 28, 2018.

10. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 24, 2017, the date the financial statements were issued, and determined that there are no material subsequent events that required additional disclosure.